EXHIBIT 99.1

Nanobiotix Joins the Euronext Tech Leaders Index

PARIS and CAMBRIDGE, Mass., June 02, 2026 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO - NASDAQ: NBTX - the “Company”), a late-clinical stage biotechnology company pioneering nanotherapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, today announced its inclusion in the Euronext Tech Leaders segment and Euronext Tech Leaders Index, a Euronext flagship initiative dedicated to increasing the visibility and attractiveness of Europe’s leading and high-growth technology companies among international investors.

“Nanobiotix was founded on the belief that applying physics to medicine could unlock entirely new therapeutic possibilities,” said Laurent Levy, chief executive officer of Nanobiotix and chairman of the executive board. “Our inclusion in the Euronext Tech Leaders segment recognizes not only the progress we have made as a company, but also the broader potential of physics-based innovation to contribute meaningfully to the future of healthcare. We are honored to join this community of European innovators and look forward to continuing our mission of building new therapies designed to improve outcomes for millions of patients around the world.”

Launched by Euronext in 2022, the Euronext Tech Leaders initiative brings together a select group of companies recognized for their innovation, growth profile, and contribution to the European technology ecosystem. Members benefit from increased visibility among international investors, access to a broad network of market participants, and participation in a range of events and initiatives designed to support long-term growth.

For Nanobiotix, inclusion in the Euronext Tech Leaders segment reflects the Company’s position at the intersection of nanotechnology, physics, and medicine, as it advances a portfolio of physics-based nanotherapeutic platforms designed to address significant unmet medical needs.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on March 31, 2026 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2025 universal registration document filed with the AMF on March 31, 2026 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 joanne.choi@nanobiotix.com Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

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